SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated July 23, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Two Desjardins Group subsidiaries and CGI renew contracts valued at CDN$70 million

Montreal, Quebec, July 23, 2003 – Desjardins Financial Security, Desjardins Group, General Insurance and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) announced today the signing of two five-year IT outsourcing contract renewals valued at CDN$70 million for the delivery of facilities management services for central office data computing, the technical assistance centre and incident management.

“It’s not what you deliver but rather how you deliver it that makes all the difference. I am very satisfied with the quality of the service we have from CGI. When you have a technical problem, for example, no matter how small, you want it treated immediately and effectively. The team always makes sure that everything runs smoothly so as to ensure the availability and stability of our operations across Canada,” said Jude Martineau, president and chief operating officer of Desjardins Group, General Insurance.

François Joly, president and chief operating officer of Desjardins Financial Security said: “We have seen over time that we could count on CGI employees’ expertise and professionalism to offer top quality service to our clients across Canada and to sustain our competitive edge. We are indeed convinced that this partnership will contribute to our business objectives in the coming years.”

Michael Roach, president and chief operating officer of CGI added: “We are very pleased with our client’s confidence in our ability to deliver. These contract renewals are clearly a result of client satisfaction stemming from quality services delivered by outstanding professionals who form our tight, focused team. We are proud of our long relationship with the Desjardins Group and look forward to many more years of partnering with them.”

About Desjardins Group, General Insurance
A subsidiary of Desjardins Financial Corporation, Desjardins Group General Insurance (DGGI) has a portfolio of more than 1,500,000 in-force policies and assets of $1.8 billion. Through its own subsidiaries, DGGI offers its products directly to individuals, small businesses and partner groups. DGGI ranks among the top ten P&C insurers in Canada and is the leader in direct P&C insurance in Quebec.

Our insurers in the individual market, Certas Direct and Assurances générales des caisses Desjardins (AGCD), offer automobile and property insurance products to individuals and to small and medium-sized businesses as well, in the case of (AGCD). Using the brand name The Personal, our two group P&C insurers market their P&C insurance products to associations, professional corporations and employers.

About Desjardins Financial Security
Desjardins Financial Security is a subsidiary of the Desjardins Financial Corporation, specialized in life and health insurance and retirement savings products. Over 5 million Canadians depend on it each day for their financial security. Desjardins Financial Security employs 3,530 people and manages $13 billion in assets. As part of the Desjardins Group, Desjardins Financial Security has offices in several cities across the country, including Vancouver, Calgary, Regina, Winnipeg, Toronto, Ottawa, Montreal, Quebec City, Levis, Halifax and St-John’s. It is also present in the Bahamas through its Imperial Life Financial division.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is currently CDN$2.9 billion (US$1.9 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(514) 841-3200 or (312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

Desjardins Group, General Insurance
Nathalie Bissonnette
Communication advisor
1-877-835-4900, ext. 7851

Desjardins Financial Security
Richard Fournier
Senior director of communications
(418) 838-7664 or toll-free: 1-800-463-7870, ext. 7664

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 23, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary